UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Computer Vision Systems Laboratories, Corp.
(Exact name of registrant as specified in its charter)

Florida	000-52818	454561241
(State or other	(Commission	(IRS Employer
jurisdiction of incorporation)	File Number)	Identification No.)

101 Plaza Real
Boca Raton , Florida 33432
(Address of principal executive offices)

(888) 406-5743
(Registrant’s telephone number)

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14f
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
________________________________________________________________________
****************

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

COMPUTER VISION SYSTEMS LABORATORIES, CORP.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “our company”, “we” and “us” refer to Computer Vision Systems Laboratories, Corp., a Florida corporation. This Information Statement is being mailed on or about September 11, 2012, by us to the holders of record of our shares of common stock as of the close of business on September 7, 2012.

This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

EXPLANATORY NOTE

On August 24, 2012, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Happenings Communications Group, Inc., a Texas corporation (”HCG”), and Rochon Capital Partners, Ltd., a Texas limited partnership and the sole shareholder of HCG (“Rochon Capital”). The Share Exchange Agreement provides that upon the initial closing (the “First Tranche Closing”) of the transactions (the “Transactions”) contemplated by the Share Exchange Agreement, we will issue an aggregate of 438,086,034 shares of our common stock to Rochon Capital in exchange for all of the outstanding shares of common stock of HCG.  The Transactions anticipated to be consummated at the First Tranche Closing will result in HCG becoming our wholly-owned subsidiary and Rochon Capital owning approximately 88% of the outstanding shares of our common stock on a fully-diluted basis.

We cannot offer any assurances that the First Tranche Closing will occur or the proposed changes to our Board of Directors, or the other Transactions, will occur.  The Share Exchange Agreement provides for the satisfaction of a number of conditions precedent to the First Tranche Closing. Our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2012 describes theconditions of closing, terms of, and additional Transactions contemplated by, the Share Exchange Agreement and includes a complete copy of the Share Exchange Agreement as Exhibit 10.11, thereto.

Our current Board of Directors consists of Thomas DiCicco, Michael DiCicco and Douglas Miscoll. The Share Exchange Agreement contemplates that, at the First Tranche Closing, Thomas DiCicco, Michael DiCicco, and Douglas Miscoll will resign as directors and be replaced by John P. Rochon.  The resignations of our current directors and the appointment of Mr. Rochon will constitute a change in the majority of our directors. The resignation and appointment of Mr. Rochon will not take effect until at least ten days after this Information Statement is filed with the SEC and mailed to our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14(f)-1 thereunder.

We are preparing and filing this Information Statement prior to the First Tranche Closing in order to initiate the 10-day requirement under Rule 14(f)-1 of the Exchange Act so that we can appoint John P. Rochon as our Chief Executive Officer and Director, upon the completion of the First Tranche Closing. Upon the later of  the First Tranche Closing or the expiration of the ten-day period in accordance with Section 14(f)-1 of the Exchange Act, we anticipate that John P. Rochon will be appointed as our director.

VOTING SECURITIES

Our Board of Directors fixed the close of business on September 7, 2012 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement. Our authorized capital stock consists of 490,000,000 shares of common stock, par value of $0.0001 per share, and 10,000,000 shares of preferred stock, par value of $0.0001 per share. As of September 7, 2012, we had and immediately prior to the First Tranche Closing, we will have 49,626,292 shares of common stock outstandingand no shares of preferred stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.  We anticipate that at the First Tranche Closing, we will issue of 438,086,034 common shares to Rochon Capital and as such, immediately after the First Tranche Closing, we will have 487,712,326 common shares issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC’s rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

BENEFICIAL OWNERS AND MANAGEMENT UPON THE FIRST TRANCHE CLOSING

The following table lists the number of shares of our common stock that will be beneficially owned if the First Tranche Closing is completed by (i) each person or entity known to us to then be the beneficial owner of more than 5% of our outstanding common stock; (ii) each of our then officers and directors; and (iii) all then officers and directors as a group.

The percentages below are calculated based on 487,712,326 shares of our common stock being issued and outstanding immediately following the consummation of the First Tranche Closing in accordance with the Share Exchange Agreement.  The following table sets forth information regarding the proposed shares outstanding assuming the First Tranche Closing is completed:

Name and Address of Beneficial Owner	Proposed Positions	Number of Shares of Common Stock Beneficially Owned or Right to Direct Vote	Percent of Common Stock Beneficially Owned or Right to Direct Vote

John P. Rochon (1) 2400 N. Dallas PKWY, Suite 230 Plano, Texas 75093	Chief Executive Officer/Chairman of the Board of Directors	438,086,034	88%

(1) The General Partner of Rochon Capital, John Rochon Management, Inc., is an entity controlled by John Rochon.  Mr. Rochonand his spouse own 100% of  the limited partnership interests in Rochon Capital.

Below is a brief account of the education and business experience of John P. Rochon, who will become our Chief Executive Officer and Chairman of our Board of Directors if the First Tranche Closing is completed.

John P. Rochon

John P. Rochon founded Richmont Holdings in July 2001, and has served as its Chairman since that time. Richmont Holdings is a private investment and business management company that has offered proprietary techniques for operational, financial, strategic business planning, marketing, and sales strategies for small and large companies since 2001. Since 2007, Richmont Holdings has procured sales and marketing relationships with a variety of companies. Mr. Rochon is the founder of the Rochon Premium Brands line of gourmet foods. Mr. Rochon is an investor in, member of the Board of Directors (since 2008), and member of the Conduct Review and Risk Policy Committee and the Human Resources Committee and the Compensation Committee of Jameson Bank, a chartered “Schedule I” financial institution regulated under the Federal Bank Act in Canada. Mr. Rochon holds a Bachelor of Science degree in chemistry and biology from the University of Toronto and holds a Master of Business Administration degree from the University of Toronto.

Since July 2011, Mr. Rochon has been a director of AL International, Inc., a global direct marketer of lifestyle and nutritional products, as well as gourmet coffee.

PRESENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of the date of this filing and mailing of this Information Statement, the number of shares of our common stock that are beneficially owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all officers and directors as a group.

The percentages below are calculated based on 49,626,292 shares of our common stock issued and outstanding as of the date of this filing.

Name and Address of Beneficial Owner	Position	Number of Shares of Common Stock Beneficially Owned or Right to Direct Vote	Percent of Common Stock Beneficially Owned or Right to Direct Vote

Thomas DiCicco(1)	President, Director	12,500,000	25.2%
Michael DiCicco(2)(6)	Vice President, Director	8,000,000	16.1%
Douglas Miscoll(3)(6)	Director	1,000,000	2.0%
Joseph Babiak (4)(6)	N/A	8,000,000	16.1%
Lee White	N/A	2,666,666	5.4%
Joseph Safina(5) (6)	N/A	4,000,000	8.1%
	N/A
All directors, Named Executive Officers and other officers as a group		21,500,000	43.3%

(1) As described in our report on Form 8-K filed with the SEC on May 18, 2011, on April 18, 2011, a change of voting control of our common stock occurred pursuant to a stock purchase agreement (the “Agreement”) wherein Thomas DiCicco paid $200,000 to acquire: (i) 93,750,000 of our restricted common shares from Olympus Capital LLC a company controlled by Steve Grivas; and (ii) 31,250,000 of our restricted common shares from Rada Advisors, Inc., a company controlled by Jeffrey Stein. At the time of the transaction we had 198,900,000 common shares outstanding and as such, the 125,000,000 shares purchased by Mr. DiCicco represented 62.8% of our then outstanding common shares.

(2) On July 28, 2011, we issued 1,444,000 shares of our restricted common stock to Michael DiCicco, our Vice President and director for services rendered. On March 7, 2012, we issued an additional 6,556,000 restricted to our Vice President and director, Michael DiCicco for services rendered to us as our Vice President and director from January 1, 2012 to December 31, 2016.

(3) On March 7, 2012, we issued 1,000,000 restricted common shares to our director, Douglas Miscoll for service as our director from March 8, 2012 to March 8, 2016.

(4) On July 28, 2011, we issued 1,174,000 shares of our restricted common stock to Joseph Babiak. On March 7, 2012, we issued an additional 6,830,000 restricted common shares to a consultant for services rendered to us from June 1, 2011 to February 28, 2016.

(5) On July 28, 2011, we issued 1,174,000 shares of our restricted common stock to Joseph Safina for services rendered. On March 7, 2012, we issued an additional 2,830,000 restricted common shares to Joseph Safina for services rendered to us from June 1, 2011 to February 28, 2016.

(6) If the First Tranche Closing is completed, the restricted common shares issued for services will be deemed earned even where the service term extends beyond the date of the First Tranche Closing.  As such, the holders of such shares will have no further obligation to provide services to us.

DIRECTORS AND EXECUTIVE OFFICERS

PROPOSED OFFICERS AND DIRECTORS UPON THE FIRST TRANCHE CLOSING

The following table sets forth information regarding the proposed directors and officers of our company assuming the First Tranche Closing is completed:

Name and Address	Age	Proposed Position

John P. Rochon	60	Chief Executive Officer and Chairman of the Board of Directors

Family Relationships

John P. Rochon controls the General Partner of Rochon Capital and with his spouse holds 100% of the limited partnership interests of Rochon Capital, and Rochon Capital will hold approximately 88% of the outstanding shares of our common stock immediately following the First Tranche Closing. Apart from these relationships, there are no family relationships among or between any Mr. Rochon and our existing and contemplated shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director is elected for a term of one year,until his successor is elected and qualified, or until his earlier resignation or removal. The following table sets forth information regarding our current directors and officers:

Name and Address	Age	Position

Thomas DiCicco	61	President, Director and Chief Executive Officer

Michael DiCicco	34	Vice President and Director

Douglas Miscoll	51	Director

Business Experience

The following is a brief account of the education and business experience of our current directors and executive officers during at least the past five (5) years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Thomas DiCicco

Thomas DiCicco was appointed as our Chief Executive Officer and a director on May 17, 2011. Mr. DiCicco served as Chief Executive Officer of Infrared Sciences Corp. (“Infrared”) since its formation in September 1999. Prior to founding Infrared (and again presently), he was a Founder and Vice President of Globecomm Systems Inc., a public satellite communications company [NASDAQ: GCOM]. Mr. DiCicco has over 41 years of experience in military and commercial electronics with over 33 years of experience specifically in the satellite telecommunications engineering field. From 1978 to 1994, Mr. DiCicco was responsible for the design and development of satellite communications earth terminals and products, while employed by Comtech Laboratories and then with Satellite Transmission Systems. During prior employment at Airborne Instruments Laboratory, from 1970 to 1978, Mr. DiCicco gained an extensive background in military electronic systems, including digital signal processing systems, IFF and microwave landing systems. Mr. DiCicco holds a Bachelor of Science in Electrical Engineering from Hofstra University and is a US Patent holder.

Michael DiCicco

On May 17, 2011, Michael DiCicco was appointed as our Vice President and Director. Mr. DiCicco has been a Marketing Consultant since November 2009. Mr. DiCicco has over 15 years of experience in finance and medical marketing with over 7 years of experience specifically in the medical and Internet marketing fields. Mr. DiCicco served as Chief Marketing Officer of TodayMD, an online medical marketing firm in Miami, Florida from 2005 until 2009. Prior to his Internet marketing experience, from 1998 until to 2005 he served as Vice President of Investments with J. P. Turner & Co., and as a Money Manager and Financial Advisor of a few boutique investment firms. Mr. DiCicco holds a Bachelor of Science in Management from Florida Atlantic University.

Douglas Miscoll

On March 6, 2012 our Board of Directors appointed Douglas Miscoll to our Board of Directors. Since May of 2009, Mr. Miscoll has been the Chief Investment Officer of Ravello Partners LLC, a private asset management firm. From February of 1998 until May of 2009, Mr. Miscoll was a Managing Director at Newlight Management, where he was responsible for managing all aspects of two private equity funds and a hedge fund with assets over $135 million focused on investments in technology, media and communications companies. He originated and directed the firm’s public market investment activities. He has served as Director or Observer of multiple private portfolio companies including CareGain (sold to Fiserv), Massive (sold to Microsoft) and VitalStream (sold to Internap). Mr. Miscoll was a member of an investment group that acquired control of Laidlaw & Co. in 1996. He helped restructure the firm and was instrumental in its return to profitability, resulting in a profitable sale. Previously, he was a Managing Director of Northgate Ventures, a venture capital fund focused on early stage investments in technology companies. Mr. Miscoll was a founding member of the management team that created K-III Communications, a leveraged build-up in the media, publishing and information services industries sponsored by Kohlberg Kravis Roberts & Co.

In 1986, Mr. Miscoll received a MBA from Georgetown University, a Graduate Certificate from Templeton College, Oxford University in 1985, and a BA from Santa Clara University in 1982.

Family Relationships and Other Matters

Our President, Thomas DiCicco, is the father of Michael DiCicco, our Vice President. Apart from these relationships, there are no family relationships among or between our officers, directors and existing shareholders.

Other Directorships

None of our current directors are officers or directors of SEC reporting companies.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.  In June 2009, Nukote International, Inc. (“Nukote”), a privately owned Delaware corporation, and certain of its subsidiaries and its affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code.  Mr. Rochon was Chief Executive Officer, President, and a director of Nukote at the time of that filing and held an approximate 59% beneficial equity interest in Nukote and its subsidiaries and affiliates through various limited partnerships.   Other than the foregoing, none of ourcurrent or proposed officers or directors set forth herein have been involved in the last ten years in any of the following:

1. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

3. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

4. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

5. Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

6. Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

7.Having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.           any director or officer of our company;

2.           any proposed director or officer of our company;

3.           any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common shares;

4.           any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

On July 11, 2011, we entered into an agreement with Infrared, a company controlled by Thomas DiCicco, our Chief Executive Officer and a director wherein we obtained the exclusive worldwide rights to use, develop, modify and commercialize certain non-patented technology, equipment and other property known as the Sentinel BreastScan, which develops high resolution digital infrared imaging for breast cancer. We agreed to pay $250,000as consideration for the rights granted under the Agreement. Of this amount, there is a balance due of $75,000.

Under the terms of the Share Exchange Agreement, at the First Tranche Closing, we maypay up to $75,000 to Infraredfor outstanding amounts due pursuant to our agreement with Infrared.  We may either pay any remaining sums due to Infrared or, in lieu of payment, transfer the rights we hold in the Sentinel Breast Scan and the Steerable Guidewire, to Infrared.

On March 10, 2011, we issued 200,000 restricted common shares to David Hostelley, for service as our Chief Executive Officer, President and Chief Financial Officer.

On July 28, 2011, we issued 1,440,000 restricted common shares to Michael DiCicco our Vice President and a director for services rendered to us.On March 7, 2012, we issued an additional 6,556,000 restricted shares to Mr. DiCicco forservice as our Vice President and director from January 1, 2012 to December 31, 2016.

On March 7, 2012, we issued 1,000,000 shares of our restricted common stock to our director, Douglas Miscoll, for service as our director from March 8, 2012 to March 8, 2016.

During November 2011, we issued a convertible note to Josh Gooden in the amount of $220,000.  On December 1, 2011, we issued 2,256,818 restricted common shares to Mr. Gooden in satisfaction of the note.

On May 15, 2012, we issued 2,666,666 shares of our restricted common stock to Lee White  investor in satisfaction of $250,000 principal and $16,666 interest due to him pursuant to a convertible note.

On May 16, 2012, we issued 2,380,000 shares of restricted common stock to Collin Harvey in satisfaction of $225,000 principal and $13,000 interest due to him pursuant to a convertible note.

If the First Tranche Closing is completed, all shares issued for services will be deemed earned even where the service term extends beyond the date of the First Tranche Closing.  As such, the holders of such shares will have no further obligation to provide services to us.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Actrequires our executive officers and directors, and persons who beneficially own more than ten percent (10%) of a registered class of our equity securities, to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than ten percent (10%) shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than ten percent (10%) shareholders filed the required reports in a timely manner.

CORPORATE GOVERNANCE

Conflicts of Interest

Our directors are not obligated to commit their full time and attention to our business; accordingly, they may encounter a conflict of interest in allocating their time between our operations and those of other businesses. In the course of their other business activities, they may become aware of investment and business opportunities which may be appropriate for presentation to us as well as other entities to which they owe a fiduciary duty. As a result, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. They may also in the future become affiliated with entities engaged in business activities similar to those we intend to conduct.

In general, officers and directors of a corporation are required to present business opportunities to a corporation if:

1. the corporation could financially undertake the opportunity;

2. the opportunity is within the corporation’s line of business; and

3. it would be unfair to the corporation and its stockholders not to bring the opportunity to the attention of the corporation.

Code of Ethics

We have not adopted a Code of Ethics. We plan to adopt a Code of Ethics that obligates our directors, officers and employees to disclose potential conflicts of interest and prohibits those persons from engaging in such transactions without our consent

Board Committees

Our Board of Directors has not established an audit, executive or director compensation committee, nominating or governance committees as standing committees or other board committee performing equivalent functions. Our Board of Directors does not have an executive committee or committees performing similar functions. The three members of our Board of Directors will participate in discussions concerning the matters that are performed by these committees.

No Director Independence

We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the Board of Directors be independent. Our Board of Directors has determined that no members of our Board of Directors are “independent” under the definition set forth in the listing standards of the NASDAQ Stock Market, Inc., which is the definition that our Board of Directors has chosen to use for the purposes of the determining independence, as the OTC Markets does not provide such a definition. Therefore, none of our current Board members are independent.

Governance

Our Board of Directors held no formal meetings during the fiscal year ended December 31, 2011. All proceedings of our Board of Directors were conducted by resolutions consentedto in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Florida and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our Board of Directors.

None of our present officers or directors are “independent” as the term is used in NASDAQ rule 5605(a)(2).

Our Board of Directors has determined that we do not have an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act.

We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have an audit committee or committee performing similar functions nor do we have a written audit committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes the functions of such committee can be adequately performed by our Board of Directors.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our Board of Directors and we do not have any specific process or procedure for evaluating such nominees. Our Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Chief Executive Officer, Thomas DiCicco, at the address appearing on the first page of this Information Statement.

EXECUTIVE COMPENSATION

The particulars of the compensation paid to the following persons:

1. our principal executive officer;

2. each of our two most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended December 31, 2011; and

3. up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the fiscal year ended December 31, 2011 whom we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year.

Summary Compensation Table – Fiscal Years Ended December 31, 2011

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensa- tion ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)

Thomas DiCicco. President, Chief Executive Officer, and Director (i)	2010 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Michael DiCicco Vice President and Director (ii)	2010 2011	Nil Nil	Nil Nil	Nil 8,000,000 common shares	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Douglas Miscoll (iii)	2010 2011	Nil Nil	Nil Nil	Nil 1,000,000 Common shares	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

David Hostelley	2010 2011	Nil Nil	Nil Nil	Nil 200,000 common shares	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(i) Thomas DiCicco was appointed as our President, Chief Executive Officer, and directors on May 17, 2011.

(ii) On July 28, 2011, we issued 1,444,000 shares of our restricted common stock for services rendered by Michael DiCicco, our Vice President and Director which we valued at $.248 per share. On March 7, 2012, we issued 6,556,000 additional restricted shares to Michael DiCicco for services rendered and to be rendered as our Vice President and director from January 1, 2012 to December 31, 2016, which we valued at $.23 per share.

(iii) On March 7, 2012, we issued 1,000,000 restricted shares to our director, Douglas Miscoll for services to be rendered as our director from March 8, 2012 to March 8, 2016, which we valued at $.23 per share.

(iv) On March 10,2011, we issued 200,000 common shares to David Hostelley which we valued at $8,400.

Options Grants During the Last Fiscal Year / Stock Option Plans

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or director during the fiscal year ended December 31, 2011.

Aggregated Options Exercises in Last Fiscal Year

No stock options were exercised by any of our officers or directors during the fiscal year ended December 31, 2011.

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of our officers, directors, or employees or consultants during the fiscal year ended December 31, 2011.

Compensation of Directors Director Compensation

The table below summarizes all compensation of our directors as of the fiscal year ended December 31, 2011.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas DiCicco	0	0	0	0	0	0	0
Michael DiCicco(i)	0	$358,560 common shares(i)	0	0	0	0	0
Douglas Miscoll (ii)	0	1,000,000 Common shares (ii)	0	0	0	0	0

(i)  On July 28, 2011, we issued 1,444,000 shares of our restricted common stock for services rendered by Michael DiCicco, our Vice President and Director which we valued at $.248 per share. On March 7, 2012, we issued 6,556,000 additional restricted shares to Michael DiCicco for services rendered and to be rendered as our Vice President and director from January 1, 2012 to December 31, 2016, which we valued at $.23 per share.

(ii) On March 7, 2012, we issued 1,000,000 restricted shares to our director, Douglas Miscoll for services to be rendered as our director from March 8, 2012 to March 8, 2016, which we valued at $.23 per share.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

We have not entered into any employment (or consulting) agreements or arrangements, whether written or unwritten, with our directors or executive officers,

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

No Dissenters’ Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Share Exchange Agreement.

No vote or other action is being requested of our company’s shareholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the SEC and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Computer Vision Systems Laboratories, Corp. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER VISION SYSTEMS LABORATORIES, CORP.

DATED: September 10, 2012	By:	/s/ Thomas DiCicco
Thomas DiCicco
Chief Executive Officer, President and Director